AB 8/18

BPB 8/17

06009754

SECURIT ...)N

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SEC MAIL RECEIVED PROCESSING
APR 07 2006
WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8- 47914

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 AND ENDING 12/31/2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

MYCHAELS TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

862 HILLSIDE
(No. and Street)

ELMHURST	IL	60126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAY WOODS	630-687-1225
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

PROCESSED
AUG 31 2006
THOMSON FINANCIAL

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

BB

MYCHAELS TRADING, LLC
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2005

OATH OR AFFIRMATION

I, Peter Mychaels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Mychaels Trading, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Peter Mychaels Signature

MANAGING MEMBER Title

______________________________ Date

Subscribed and sworn to before me this

31st day of MARCH, 2006

Jean L. Kern
Notary Public

"OFFICIAL SEAL"
Jean L. Kern
Notary Public, State of Illinois
My Commission Expires Sept. 21, 2009

This report** contains (check all applicable boxes)

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income (Loss)
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x] (h) Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) A copy of the SIPC Supplemental Report
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x] (o) Independent Auditors' Report on Internal Accounting Control
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Members
Mychaels Trading, LLC
440 S. LaSalle Street, Suite 614
Chicago, IL 60605

We have audited the accompanying statement of financial condition of Mychaels Trading, LLC (an Illinois limited liability company) as of December 31, 2005 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Mychaels Trading, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company, LLC
Glendale Heights, Illinois
March 29, 2006

TABLE OF CONTENTS

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	MYCHAELS TRADING	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/05	99
SEC FILE NO.	**8-47914**	98
Consolidated		198
Unconsolidated	X	199

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 15,000	200			$ 15,000	750
2. Receivables from brokers or dealers:							
A. Clearance account		2,720,964	295				
B. Other		7,504	300	$	550	2,728,468	810
3. Receivables from non-customers		-	355		600		830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
Debt securities			419				
Options		14,845	420				
Other securities		16,659,720	424				
Spot commodities		-	430			16,674,565	850
5. Securities and/or other investments							
A. At cost $	130						
B. At estimated fair value			440	60,550	610	60,550	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630		880
A. Exempted securities $	150						
B. Other securities $	160						
7. Secured demand notes market value of collateral:			470		640		890
A. Exempted securities $	170						
B. Other securities $	180						
8. Memberships in exchanges:							
A. Owned, at market $	190						
B. Owned , at cost				-	650		
C. Contributed for use of the company, at market value					660	-	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490		680	-	920
11. Other assets			535		735		930
12. TOTAL ASSETS		$ 19,418,033	540	$ 60,550	740	$ 19,478,583	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MYCHAELS TRADING, LLC** as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315	0	1560
B. Other		5,431	1115	-	1305	5,431	1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value				11,210,605	1360	11,210,605	1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1(d)) of	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. -Includes equity subordination (15c3-a(d)) of	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 5,431	1230	$ 11,210,605	1450	$ 11,216,036	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)	8,262,547	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			8,262,547	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 19,478,583	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MYCHAELS TRADING, LLC**

For the period (MMDDYY)	01/01/04	3932 to	12/31/04	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		485,079	3949
c. Total gain (loss)		485,079	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue		(224,964)	3990
7. Fees for account supervision, investment company shares		-	3975
8. Other revenue		329,981	3995
9. Total revenue	$	590,096	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi	$		4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		211,007	4140
13. Interest expense		121,421	4075
a. Includes interest on accounts subject to subordinat (4070)			
14. Regulatory fees and expenses		10,362	4195
15. Other expenses		541,240	4100
16. Total expenses	$	884,030	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)	$	(293,934)	4210
18. Provision for Federal Income taxes (for parent only)			4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above			4222
a. After Federal income taxes of (4238)			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of (4239)			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(293,934)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$	(79,106)	4211

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MYCHAELS TRADING, LLC**

For the period (MMDDY' 01/01/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 7,832,197	4240
A. Net income (loss)			(293,934)	4250
B. Additions (Includes non-conforming capital of	$	4262)	1,870,272	4260
C. Deductions (Includes non-conforming capital of		4272)	(1,145,988)	4270
2. Balance, end of period (From item 1800)			$ 8,262,547	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

The accompanying notes are an integral part of these financial statements

MYCHAELS TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$	(293,934)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Receivable from brokers or dealers-clearance		(2,720,964)
Receivables from brokers or dealers-other		27,913
Securites and spot commodities owned		
Options		299,385
Securities		(22,411)
Securities and other investments		(50,197)
Increase/(decrease) in liabilities		
Payable to brokers or dealers - clearance		(5,367,270)
Payable to brokers or dealers - other		(37,461)
Securities sold not yet purchased		7,441,811
Net cash from operations		(723,128)
CASH APPLIED TO INVESTING ACTIVITIES		
Transfer of equipment		3,844
Net cash from investing		3,844
CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES		
Member contributions		1,870,272
Member distributions		(1,145,988)
Net cash from financing		724,284
NET INCREASE IN CASH		5,000
CASH AT BEGINNING OF PERIOD		10,000
CASH AT END OF PERIOD	$	15,000
INTEREST PAID	$	121,421

The accompanying notes are an integral
part of these financial statements

MYCHAELS TRADING, LLC
(an Illinois limited liability company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Mychaels Trading, LLC ("the Company") was formed in the state of Illinois on October 24, 1994. The Company is a proprietary trading company whose business purpose is to buy and sell securities for the Company's individual members. As a Limited Liability Company, the Company has a finite life and will cease to exist on October 21, 2044.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment

During 2005, the Company transferred its depreciable assets to the General Member at cost, less accumulated depreciation, therefore, no gain or loss was recorded for the transaction.

NOTE 2 – SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Marketable securities are carried at market value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Under SFAS 115, securities that are bought and held principally for the purpose of selling them in the near term (thus held only for a short time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on the short-term differences in price. The Company classifies all securities as trading securities.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO BROKERS OR DEALERS

Amounts receivable from and payable to brokers and dealers at December 31, 2005 consist of the following:

	Receivable	Payable
Due from clearing firm - clearance	$2,720,96	$-0-
Due from clearing firm – other	7,504	5,431
Total	$2,728,468	$ 5,431

NOTE 4 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2005, as well as the approximate quarterly average fair values of derivatives held during 2005:

	December 31, 2004	**Average during 2005**
Equity and index options assets	$ 12,998,828	$ 16,648,515
Equity and index options liabilities	4,431,363	7,489,700

NOTE 5 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities *purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used* to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

NOTE 6 – NET CAPITAL REQUIREMENTS

At December 31, 2005, the Company's net capital as computed pursuant to the rules of the Chicago Stock Exchange was $4,063,528, which was $3,963,528 more than the minimum net capital requirement of $100,000.

NOTE 7 – INCOME TAXES

The Company has elected to be taxed as a partnership; therefore, the income or loss of the Company flows directly to the members and any income tax consequences are reportable in the income tax returns of the members.

NOTE 8 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $18,530 for the year ended December 31, 2005.

NOTE 10 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. "GSEC" and Penson Financial Services, Inc., "Penson." These agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in GSEC partnership interest and $50,000 in Penson. The Company's investment in GSEC and Penson are reflected in "Securities and/or other investments" in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses.

NOTE 11 – OTHER REVENUE AND EXPENSES

Other revenue as follows:

Dividends	$ 250,412
Interest	6,138
S/S interest rebate	73,455
S/S interest adjustment	(24)
Total	$ 329,981

Other expenses as follows:

Dividends	$ 150,023
Brokerage	682
Clearance fees	13,715
Other trading costs	260
Seat lease	1,279
Regulatory fees	8,519
Personnel	299,742
Corporate	26,891
Professional fees	8,840
Other	31,289
Total	$ 541,240

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MYCHAELS TRADING, LLC** as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	8,262,547	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				8,262,547	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	8,262,547	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B ε	60,550	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts ε proprietary capital charges	362,745	3600			
	D. Other deductions and/or charges		3610		(423,295)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				7,839,252	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	3,327,086	3734			
	D. Undue Concentration	448,638	3650			
	E. Other (List) Loss To Convert		3736		(3,775,724)	3740
10.	Net Capital			$	4,063,528	3750

NON-ALLOWABLE ASSETS - LINE 5.B.

BLOCKAGE CHARGE		550
INVESTMENT IN BROKER-DEALER		60,000
	$	60,550

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **MYCHAELS TRADING, LLC** as of 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	362	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	3,963,528	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	4,062,985	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	5,431	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. market value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts(List)		3820	$	(	3830
19. Total aggregate indebtedness			$	5,431	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)			%	0.13%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

MYCHAELS TRADING, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2005

The company did not handle any customer cash or securities during the year ended December 31, 2005, and does not have any customer accounts.

MYCHAELS TRADING, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2005

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2005 and does not have any PAIB accounts.

MYCHAELS TRADING, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2005

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Mychaels Trading, LLC
440 S. LaSalle Street, Suite 614
Chicago, IL 60605

In planning and performing our audit of the financial statements of Mychaels Trading, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Vergara & Company, LLC

Glendale Heights, Illinois

March 29, 2006